

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 6, 2011

Mr. William C. Erbey
Home Loan Servicing Solutions, Ltd.
2002 Summit Boulevard, Sixth Floor
Atlanta, Georgia 30319

Re: Home Loan Servicing Solutions, Ltd.
   Amendment No. 1 to Registration Statement on Form S-1
   Filed March 10, 2011
   File No. 333-172411

Dear Mr. Erbey:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please provide an updated consent from your independent accountants in your amendment.

Cover Page

2.   Revise to list the number of shares you are offering. Please also review the prospectus in its entirety and fill in any amounts that are contingent on the number of shares being offered in your next amendment.

Prospectus Summary

Our Company, page 1

3.   We note your statement that you are not an originator or purchaser of mortgage loans and that you are therefore not subject to the risk of loss related to the ownership of mortgage loans. However, we also note your statement that you believe your asset quality will be strong. Please revise to explain what you mean by the second statement, given your first statement that you will not own or originate any loans.

4.   You state you intend to distribute at least 90% of your <u>income</u> to shareholders in the form of a monthly cash dividend. Please revise to clarify that the distribution will come from <u>net income</u> and not income.

5.   We note you believe your income stream and valuation of assets are not substantially correlated to movements in interest rates. However, we also note your disclosure on page 12 that prepayment speeds significantly affect your business. We further note your disclosure on page 15, regarding your view that subprime and Alt-A borrowers would have limited refinancing options in a declining interest rate environment, which appears to indicate that you do not expect a significant amount of these borrowers to prepay if interest rates decline. Please revise to clarify your disclosures in these areas and to provide consistency throughout the document. You may also consider cross-referencing to certain discussions as applicable.

6.   We note you expect to be treated as a passive foreign investment company ("PFIC") under U.S. federal income tax laws and intend to distribute at least 90% of your net income to shareholders in the form of a monthly dividend, although you are not required by law to do so. Please revise to clarify whether paying this dividend will allow PFIC status under U.S. tax laws and if you will lose such status if you do not pay the dividend. If there are other business reasons for paying such a large dividend, please revise to disclose them.

7.   Please tell us when the board intends to declare the dividend discussed on page 2.

Competitive Strengths, page 3

8.   Please revise to explain why your management team is a "leading" management team, or delete that language.

Risk Factors

General

9.   Some of your risk factors make statements regarding your ability to provide certainties, predictions or assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide certainties, predictions or guarantees.

Our ability to declare and pay dividends is dependent…, page 11

10.   Please revise to describe the circumstances under which legal and contractual restrictions may limit your ability to obtain cash from your subsidiaries.

We may be subject to termination as servicer under our pooling and servicing agreements, page 14

11.   We note a significant number of pooling and servicing agreements relating to the Initial Mortgage Servicing Rights contain servicer termination events or events of default, all of which have been triggered. However, we also note the parties to the related securitization transactions have not enforced their remedies to date. Please revise to explain why you believe these remedies have not been enforced and disclose the likelihood of such remedies being enforced in the future.

The Purchase Agreement, Subservicing Agreement…, page 19

12.   Please revise to state that the terms of your agreements with Ocwen and Altisource have not been negotiated on an arm's-length basis.

Regulatory scrutiny regarding foreclosure processes, page 21

13.   Please revise the second paragraph of this section to provide the approximate number of states where a moratorium has been placed on mortgage foreclosures and where laws that delay or prevent foreclosures have been enacted.

We expect to be treated as a PFIC for U.S. federal income tax purposes. . ., page 22

14.   Please revise to briefly define PFIC in this risk factor.

The market price and trading volume of our ordinary shares may be volatile…, page 24

15.   We note that you speak in the future tense with respect to the determination of the initial
        public offering price in the third sentence of this section. Revise to reflect the fact that
        the initial public offering price has already been determined.

Industry Data, page 29

16.   You can explain the sources of information in a registration statement, but you cannot
        disclaim liability for it. Please revise.

The Concurrent Private Placement, page 30

17.   Please file Mr. Erbey's lock-up agreement as an exhibit to your next amendment.

Use of Proceeds, page 31

18.   We note your disclosure that you expect to assume Ocwen Loan Servicing's obligations
        under the existing advance financing facility. Please provide more information with
        respect to this facility, including the amount owed under the facility.

Capitalization, page 33

19.   The capitalization table should not function as a balance sheet. Accordingly, please
        delete the "cash and cash equivalents" item.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
39

20.   Please revise to include disclosures on the impact that recently issued accounting
        standards will have on the financial statements when adopted in a future period in
        accordance with SAB Topic 11M.

21.   We note your disclosure that you will purchase Mortgage Servicing Rights "MSRs" and
        associated servicing advances that relate to $18 billion of unpaid principal balance of
        underlying mortgage loans out of the MSRs with underlying mortgage loans totaling $22
        billion that Ocwen purchased from Barclays. In addition, you disclose that your initial
        MSRs are the most attractive assets comprising all of the HomEq Servicing subprime and
        Alt-A MSRs acquired by Ocwen and do not differ significantly from those subprime and
        Alt-A MSRs remaining in Ocwen's portfolio. Please tell us and revise your filing to
        disclose the factors you considered in your determination that the initial MSRs with
        underlying mortgage loans of $18 billion were the most attractive assets opposed to those

remaining HomEq MSRs with $4 billion of underlying mortgage loans. In addition, please tell us why you selected only the MSRs from the HomEq Servicing portfolio for acquisition and none from Ocwen's portfolio when the MSRs are not significantly different.

Primary Components of Income, page 40

22.   We note you intend to engage Ocwen Loan servicing to perform all of the servicing functions related to the Initial Mortgage Servicing Rights on your behalf, however you will retain the responsibility for funding servicing advances. We also note your disclosure on page 52 that the pooling and servicing agreements related to these rights permit you, or Ocwen acting on your behalf, to engage in loan modifications. In an effort to provide clear and transparent disclosures, please revise to list all of your responsibilities under the pooling and servicing agreements in one area of your filing and discuss how they could impact your financial statements.

23.   We note your disclosure that you will receive a servicing fee of 50 basis points of the unpaid principal balance of the mortgage loans serviced and your subservicing fee payable to Ocwen was designed so you recognize a gross servicing margin of 39 basis points of the unpaid principal balance of mortgage loans serviced. In addition, we note your disclosure on page 41 that you will pay Ocwen a subservice fee of 12% of the servicing fee revenue recognized each month. Please explain to us how you determined the gross servicing margin of 39 basis points based on the annual service fee of 50 basis points.

Mortgage Type, page 52

24.   We note your mortgage type tabular disclosure on page 52 and that "Option ARM" loans are excluded even though this was a mortgage type included in Appendix A of your December 7, 2010 letter. Please tell us if you intend to acquire any MSRs where the underlying mortgage type is an Option ARM. If so, please revise your tabular disclosure to include this mortgage type.

25.   Please revise to describe the Other ARM loan category or break out the types of ARM loans included within this category.

26.   Please revise to disclose the indices upon which the variable rate loans are based.

27.   Please revise to disclose the range of fixed rates on the fixed rate loans.

Mr. William C. Erbey
Home Loan Servicing Solutions, Ltd.
April 6, 2011
Page 6

Liquidity and Capital Resources, page 55

28.   Please revise to clarify that your assumption of the advance servicing facility relating to
        the Initial Mortgage Servicing Rights is subject to certain conditions including consent
        from lenders in that facility and the current facility expires in August 2013. In addition,
        discuss any alternative sources of funding should the assumption of this facility not
        occur.

29.   We note you anticipate that in most periods operating cash flow will exceed your targeted
        dividend payout ratio of 90% of net income. We consider it highly unusual for a newly
        formed entity to distribute 90% of its net income as dividends to shareholders. Please
        revise to discuss in greater detail how you plan to grow your business (i.e. purchase
        additional MSR portfolios) while making these distributions. In addition, explain how
        you considered the credit quality of the nontraditional types of loans underlying the
        MSRs you intend to purchase when determining that your operating cash flows will
        exceed your targeted dividend payout ratio and thus provide you with excess cash.

Contingencies

Put-Back Risk, page 57

30.   We note your disclosure that the servicing of certain mortgages may be transferred as a
        result of loan put-backs. In addition, you state that generally delinquent loans or loans
        resolved at a loss to the investor are likely to be the loans put back to the originator.
        Since 18% of the total unpaid principal balances of loans underlying the MSRs you
        intend to acquire are in foreclosure (refer to delinquency status table on page 51), please
        revise to discuss Ocwen's history with loan put-backs. In your discussion at a minimum
        please disclose the amount of foreclosure related loan put-backs Ocwen received in fiscal
        year 2010.

Related Party Transactions, page 58

31.   We note your disclosure that Altisource will be providing administrative services
        including financial operations and systems and administrative services for seven years.
        Please revise to discuss in greater detail the services Altisource will be providing to you.

Our Subservicer Selection Strategy, page 65

32.   We note you do not intend to develop a serving platform, nor will you acquire servicing
        platforms, personnel or processes in connection with the acquisition of mortgage
        servicing rights. However, we also note you will retain certain servicing responsibilities

related to the acquired mortgage servicing rights (funding advances, loan modifications, etc). Please revise to explain who will be performing those functions.

Facilities, page 77

33.   Revise to disclose the location of the Altisource office space.

Legal Proceedings, page 77

34.   If true, revise to state that there are no legal proceedings currently pending.

35.   We note your disclosure on page 16 that Ocwen is a defendant in several lawsuits regarding its servicing activities and that it received a Civil Investigative Demand from the Federal Trade Commission. Please disclose if any of your intended officers or directors who were employed by Ocwen have been named in these legal proceedings. If so, please revise your disclosure.

Management

Executive Officers and Directors, page 78

36.   Please revise Mr. McElroy's biography on page 79 to provide the years that he was with Fannie Mae and Orrick, Herrington & Sutcliffe LLP.

Director Independence, page 80

37.   Revise to briefly describe the independence requirements that you will be subject to and discuss whether your expected board members will satisfy these requirements.

Executive Compensation

Elements of Compensation, page 84

38.   Please tell us whether Mr. Erbey will receive compensation in 2011 in excess of the director compensation disclosed on page 82.

Certain Relationships and Related Party Transactions, page 90

39.   Please revise this section to more fully provide the disclosure required by Item 404(a) of Regulation S-K. To the extent that the disclosure has been provided in another section of the prospectus, revise to restate it in this section.

Description of Share Capital, page 92

40.   Revise this section to state the following:

- That there is no established trading market for your shares;
- That there is currently only one holder of your shares; and
- That you have not paid dividends to date.

    Refer to Item 201 of Regulation S-K.

Description of Share Capital

Differences in Corporate Law, page 93

41.   Disclose whether Cayman Islands law or your memorandum or articles of incorporation allows for the issuance of preferred stock or the adoption of other "poison pill" measures that could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

Material Cayman Islands and United States Federal Income Tax Considerations, page 99

42.   U.S. investors are entitled to know of the material Cayman Islands and U.S. federal income tax consequences, and not just "certain" ones, regarding the ownership and disposition of your securities. Revise accordingly.

Enforceability of Civil Liabilities, page 104

43.   Clarify whether a Cayman Islands court could construe a U.S. court judgment awarding monetary damages based on the liability provisions of the U.S. federal securities laws as a fine or penalty and, therefore, unenforceable.

44.   We note your disclosure that there are certain disadvantages that accompany incorporation in the Cayman Islands that have not been addressed in Risk Factors. Please revise.

Legal Matters, page 109

45.   Revise this section to include your tax counsel.

Home Loan Servicing Solutions, LTD. And Subsidiaries Consolidated Financial Statements

Consolidated Balance Sheet, page F-3

46.   We note your description "Retained earnings (deficit)" in your consolidated balance sheet
        on page F-3. Please revise this line item here and elsewhere when presented in the filing
        to include a descriptive caption such as deficit accumulated during the development
        stage. Refer to ASC 915-210-45.

Exhibits

47.   Please file any outstanding exhibits in your next amendment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lindsay McCord at (202) 551-3417 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3366 with any other questions.

Sincerely,

Michael Seaman
Special Counsel

cc. (facsimile only)
     Phillip J. Niehoff
     Mayer Brown LLP
     (312) 706-8180